Exhibit (j)(3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 111 to Registration Statement No. 33-72424 on Form N-1A of our report dated June 29, 2012, relating to the financial statements and financial highlights of Redmont Resolute Fund I and Redmont Resolute Fund II each a series of Financial Investors Trust (the “Trust”), appearing in the Annual Reports on Form N-CSR of the Trust for the period December 31, 2011 (inception) to April 30, 2012, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Highlights and Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 28, 2013